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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                              (Amendment No. __)*

                               GeneMedicine, Inc.
                        -------------------------------
                                (Name of Issuer)

                                  Common Stock
                        -------------------------------
                         (Title of Class of Securities)

                                  036870 71 0
                        -------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. 036870 71 0               13G                  PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Syntex Corporation
      94-1566146
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Panama

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,142,856 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          Not applicable
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,142,856 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          Not applicable
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,142,856 (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      13.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes (i) 3,750,000 shares of Series B Preferred Stock reflected on an as converted basis, at a conversion rate of one (1) share of Common Stock for each three and one-half (3.5) shares of Series B Preferred Stock (for an aggregate of 1,071,428 shares of Common Stock) and (ii) 1,071,428 shares of Common Stock issuable upon exercise of a warrant at a price of $21.00 per share that expires April 1999.

                               Page 2 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. 036870 71 0               13G                  PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

ITEM 1 (a)  NAME OF ISSUER:

     GeneMedicine, Inc.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     8080 North Stadium Drive, Suite 2100, Houston, Texas  77054

ITEM 2 (a)  NAME OF PERSON FILING:

     Syntex Corporation

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, IF NONE, RESIDENCE:

     Calle 50, 9th floor, Panama, Republic of Panama

ITEM 2 (c)  CITIZENSHIP:

     Panama

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES:

     Common Stock

ITEM 2 (e)  CUSIP NUMBER:

     036870 71 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

   (a) [_] Broker or Dealer registered under Section 15 of the Act
   (b) [_] Bank as defined in section 3(a)(6) of the Act
   (c) [_] Insurance Company as defined in section 3(a)(19) of the act
   (d) [_] Investment Company registered under section 8 of the Investment Company Act
   (e) [_] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund; see (S)240.13d-1(b)(ii)(F)
   (g) [_] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)
   (h) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

                               Page 3 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. 036870 71 0               13G                  PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------

ITEM 4.  OWNERSHIP

   (a)   AMOUNT BENEFICIALLY OWNED:  2,142,856   (1)

   (b)   PERCENT OF CLASS:                13.4%

   (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)   sole power to vote or to direct the vote:  2,142,856  (1)
         (ii)  shared power to vote or to direct the vote: Not applicable.
         (iii) sole power to dispose or to direct the disposition of:    2,142,856  (1)
         (iv)  shared power to dispose or to direct the disposition of: Not applicable.

(1) Includes (i) 3,750,000 shares of Series B Preferred Stock reflected on an as converted basis, at a conversion rate of one (1) share of Common Stock for each three and one-half (3.5) shares of Series B Preferred Stock (for an aggregate of 1,071,428 shares of Common Stock) and (ii) 1,071,428 shares of Common Stock issuable upon exercise of a warrant at a price of $21.00 per share that expires April 1999.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

   Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

   Syntex Corporation is a wholly owned subsidiary of Roche Capital Corporation, a Panamanian corporation, which in turn is a wholly owned subsidiary of Sapac Corporation Limited ("Sapac"). Sapac is incorporated as a non-resident corporation under the laws of the Province of New Brunswick, Canada with its principal executive offices in Uruguay. Sapac is, in turn, a wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

                               Page 4 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. 036870 71 0               13G                  PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------

ITEM 10.  CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                        February 17, 1998
                        -------------------------------------------------------
                                                 Date

                        /s/ Rafael Bonilla
                        -------------------------------------------------------
                                               Signature

                        Assistant Secretary
                        -------------------------------------------------------
                                               Name/Title

     Attention: Intentional misstatements or omissions of fact constitute a Federal criminal violations (See 18 U.S.C. 1001)

                               Page 5 of 5 Pages